

Via fax 86-755-2601-2489

September 3, 2010

Mingchun Zhou
Chief Executive Officer
China Skyrise Digital Service, Inc.
4/F M-3rd Building
Hi-tech Industrial Park
Nanshan District, Shenzhen PRC 518070

   Re: China Skyrise Digital Service, Inc.
      Form 10-K for the Year Ended December 31, 2009
      File No. 333-139940

Dear Mr. Zhou:

  We have reviewed your letter dated August 13, 2010 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 5, 2010.

Form 10-K for the Year Ended December 31, 2009

Item 1. Business, page 2

1. We note your response to our prior comment 1 where you indicate that you will revise the description of your product and service offerings in future filings. However, we further

note that such revisions were not included in your June 30, 2010 Form 10-Q. Please
confirm that you will include such disclosures in your next Form 10-Q filing.

Revenue Recognition, page F-7

2.	We note your response to prior comment 3 where you indicate that if you should sell
standalone maintenance services in the future or if you are later able to establish an
objective selling price for your maintenance services, you will separately account for
such services. Your response also indicates that maintenance services sold outside of the
warranty period are an extension of the existing maintenance services provided at the
time of sale and your response to comment 4 indicates that customers may extend such
maintenance services after the expiration of the initial two-year period. Regardless of the
fact that the separate sales have not been significant, to date, considering you have sold
your maintenance services separately, it remains unclear why you believe you have not
met the criteria in ASC 605-25-25-5(a).   In addition, considering upon adoption of ASU
2009-13 you will no longer need to meet the objective and reliable evidence of fair value
criteria, it remains unclear why you believe the guidance in ASU 2009-13 will have little
impact on your current arrangements. Please explain further the basis for your
conclusions.

3.	Your response to comment 2 in your July 12, 2010 letter indicates that maintenance
services include fault checking, system upgrades and accident response. Considering you
account for your arrangements as a single unit of accounting pursuant to the current
guidance in ASC 605-25-25, tell us how you considered your obligation to provide two-
years of maintenance services (including system upgrades) in concluding that revenue
recognition upon shipment (versus over the life of the maintenance agreement) is
appropriate.

4.	We note your response to prior comment 5. Please tell us the nature, extent and timing
of the customer acceptance provisions. Also, tell us how you are able to recognize
revenue at the time of shipment. In this regard, tell us whether risk of loss and passing of
the title occurs on, before or after customer acceptance.

5.	We note from your response to prior comment 6 that revenue from the sale of customized
software has been insignificant, to date. However, as indicted in your June 15, 2010
response letter (comment 6) sales of your customized safety and surveillance systems
comprised approximately 24% and 44% of your total revenues for fiscal 2009 and 2008,
respectively. Please explain the apparent inconsistencies in your responses. Also, as
previously requested and as applicable, please provide a supplemental revenue
recognition policy for the software sales.

You may contact Robert Benton, Staff Accountant, at (202) 551-3804 or me at (202) 551-3499 if you have any questions regarding the above comment.

Sincerely,

Kathleen Collins
Accounting Branch Chief